SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )*

                              FINE HOST CORPORATION
                             _______________________
                                (Name of Issuer)

          Reorganized Fine Host Common Stock, Par Value $0.05 Per Share
        ________________________________________________________________
                         (Title of Class of Securities)


                                    317832103
                                 _______________
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
               ___________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 3, 1999
                                 _______________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 11 Pages
                             Exhibit Index: Page 10

                                                              Page 2 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 317832103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  ANGELO, GORDON & CO., L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable.

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                             3,315,008
   Shares
Beneficially               8        Shared Voting Power
  Owned By                              0
    Each
  Reporting                9        Sole Dispositive Power
   Person                               3,315,008
    With
                           10       Shared Dispositive Power
                                        0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        3,315,008

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    33.15%

14       Type of Reporting Person*

                  BD; IA; PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 317832103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  JOHN M. ANGELO

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable.

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  3,315,008
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            3,315,008

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,315,008

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                             [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    33.15%

14       Type of Reporting Person*

                  IN; HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 317832103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  MICHAEL L. GORDON

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable.

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  3,315,008
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            3,315,008

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,315,008

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                             [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    33.15%

14       Type of Reporting Person*

                  IN; HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 11 Pages

                  This Statement on Schedule 13D relates to shares of Reorganized Fine Host Common Stock, $0.05 par value per share (the "Shares"), of Fine Host Corporation (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report that as a result of the adoption of a plan of reorganization by the Issuer the Reporting Persons may be deemed to be the beneficial owners of more than 20% of the outstanding Shares of the Issuer.

Item 1.  Security and Issuer.

                  This Statement relates to the Shares. The address of the principal executive office of the Issuer is 3 Greenwich Office Park, Greenwich, Connecticut 06831.

Item 2.  Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i)       Angelo, Gordon & Co., L.P. ("Angelo, Gordon");

         ii)      John M. Angelo; and

         iii)     Michael L. Gordon.

                  This Statement relates to Shares held for the accounts of Angelo, Gordon and sixteen private investment funds for which Angelo, Gordon acts as general partner and/or discretionary investment advisor (collectively, the "Funds").

                  Angelo, Gordon is a Delaware limited partnership. AG Partners, L.P., a Delaware limited partnership, is the sole general partner of Angelo, Gordon. John M. Angelo is a general partner of AG Partners, L.P. and the chief executive officer of Angelo, Gordon. Michael L. Gordon is the other general partner of AG Partners, L.P. and the chief operating officer of Angelo, Gordon. Angelo, Gordon, and AG Partners, L.P. through Angelo, Gordon, are engaged in the investment and investment management business. The principal occupation of each of John M. Angelo and Michael L. Gordon is his respective position as an officer of Angelo, Gordon at Angelo, Gordon's principal office. John M. Angelo and Michael L. Gordon are United States citizens. The principal business address of each of AG Partners, L.P., Angelo, Gordon, John M. Angelo and Michael L. Gordon is 245 Park Avenue, New York, New York 10167. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this
Schedule 13D as applicable is a list of the executive officers of Angelo, Gordon.

                  During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

                  The Shares held for the accounts of Angelo, Gordon and the Funds may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

                                                              Page 6 of 11 Pages


Item 4.  Purpose of Transaction.

                  Pursuant to a plan of reorganization of the Issuer (the "Plan of Reorganization"), Angelo, Gordon and the Funds, as subordinated note holders, received Shares and cash in the following amounts: (i) Angelo, Gordon received 140,873 Shares and approximately $660,340 and (ii) the Funds received 3,174,135 Shares and approximately $14,878,634. In addition, in connection with the consummation of the Plan of Reorganization, Angelo, Gordon appointed two members to the Board of Directors of the Issuer. The description of the terms of the Plan of Reorganization is qualified in its entirety by reference to the specific provisions of the Plan of Reorganization, which is incorporated herein by reference.

                  All of the Shares reported herein as having been acquired for or disposed of from the accounts of Angelo, Gordon and the Funds were acquired or disposed of for investment purposes. Neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to
Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

                (a)   (i)   Each of Angelo,  Gordon,  John M. Angelo and Michael
R. Gordon may be deemed the beneficial owner of the 3,315,008 Shares (approximately 33.15% of the total number of Shares outstanding). This number includes 140,873 Shares held for the account of Angelo, Gordon and 3,174,135 Shares held for accounts of the Funds.

                (b)   (i)   Angelo,  Gordon may be deemed to have the sole power
to direct the voting and disposition of the 140,873 Shares held for its account and the 3,174,135 Shares held for the accounts of the Funds.

                      (ii) John M. Angelo and Michael L. Gordon as a result of their positions with Angelo, Gordon may be deemed to have the shared power to direct the voting and disposition of the 140,873 Shares held for Angelo, Gordon's account and the 3,174,135 Shares held for the accounts of the Funds.

                (c) Except as disclosed in Item 4 hereof, which is incorporated by reference in this Item 5, there have been no transactions effected with respect to the Shares since March 20, 1999 (60 days prior to the date hereof) by any of the Reporting Persons.

                (d) (i) The partners of Angelo, Gordon have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Angelo, Gordon in accordance with their partnership interests in Angelo, Gordon.

                      (ii) The partners and shareholders of the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Funds in accordance with their ownership and partnership interests, respectively, in the Funds.

                                                              Page 7 of 11 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  From time to time, each of the Reporting Persons and the Funds may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons and the Funds may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

                  Except as described above, the Reporting Persons and the Funds do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.


Item 7.  Material to be Filed as Exhibits.

                  A. Joint Filing Agreement dated as of June 8, 1999 by and among Angelo, Gordon, John M. Angelo and Michael R. Gordon.

                  B. Second Amended Plan of Reorganization dated as of March 17, 1999 (filed as Exhibit 2 to the Issuer's Form 10-K (Commission File Number 000-28590) and incorporated herein by reference).

                                                              Page 8 of 11 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  June 8, 1999

                              ANGELO, GORDON & CO., L.P.

                              By:      AG Partners, L.P.
                                       General Partner


                                       By:   /S/ MICHAEL L. GORDON
                                             -----------------------------------
                                             Michael L. Gordon
                                             General Partner

                              JOHN M. ANGELO

                              /S/ JOHN M. ANGELO
                              --------------------------------------------------



                              MICHAEL L. GORDON


                              /S/ MICHAEL L. GORDON
                              --------------------------------------------------

                                                              Page 9 of 11 Pages


                                     ANNEX A

                     Officers of Angelo, Gordon & Co., L.P.

Name/Citizenship         Principal Occupation           Business Address
----------------         --------------------           ----------------

John M. Angelo          Chief Executive Officer        245 Park Avenue
(United States)                                        New York, NY  10167


Fred Berger             Chief Financial Officer        245 Park Avenue
(United States)                                        New York, NY  10167

Michael L. Gordon       Chief Operating Officer        245 Park Avenue
(United States)                                        New York, NY  10167




         To the best of the Reporting Persons' knowledge:

                (a)   None of the above persons hold any Shares.

                (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 10 of 11 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------


A.       Joint Filing  Agreement  dated as of June 8, 1999 by and
         among  Angelo,  Gordon & Co.,  L.P.,  John M. Angelo and
         Michael L. Gordon.......................................             11

B.       Second Amended Plan of Reorganization  dated as of March
         17, 1999 (filed as Exhibit 2 to the  Issuer's  Form 10-K
         (Commission File Number 000-28590) and incorporated herein by reference)